Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and nine months ended September 30, 2022 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our Annual Report on Form 20-F for the year ended December 31, 2021.
Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.
Overview

We are a commercial-stage biotechnology company improving the lives of cancer patients with our next-generation, targeted antibody drug conjugates (“ADCs”) for patients with hematologic malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using both next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets as well as other validated and novel payloads.

By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises one approved product (ZYNLONTA, formerly known as loncastuximab tesirine or Lonca) and two clinical-stage product candidates, camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, ADCT-601 (mipasetamab uzoptirine) and ADCT-901, and two preclinical product candidates, ADCT-701 and ADCT-212.
Our flagship product, ZYNLONTA, received accelerated approval from the FDA on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. The broad patient population included in the label is a key point of differentiation for ZYNLONTA. In a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, ZYNLONTA demonstrated significant clinical activity across a broad population of heavily pre-treated patients, achieving a 48.3% overall response rate (“ORR”) and a 24.8% complete response rate (“CRR”), while maintaining a manageable tolerability profile. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients with high-grade B-cell lymphoma and patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. In the most recent data cut as of March 1, 2021, patients who received ZYNLONTA had a median duration of response (“DoR”) of 13.4 months for all responders, and the median DoR was not reached for patients with a complete response. We believe that ZYNLONTA has a current addressable patient population of approximately 6,000 patients in the United States, and our experienced commercial organization is unlocking this market opportunity by engaging physicians regarding ZYNLONTA’s differentiated product profile. Shortly after approval, ZYNLONTA was added to the NCCN Clinical Practice Guidelines for Oncology (NCCN Guidelines) with a Category 2A recommendation for third-line-plus DLBCL patients, which reflects the broad label and the differentiated profile of ZYNLONTA.
To further expand the market opportunity for ZYNLONTA and maximize its commercial potential, we are conducting LOTIS-5, a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second-line transplant-ineligible patients. As of February 28, 2022, in the safety lead-in part of the clinical trial, data from 20 patients showed a 75.0% ORR and 40.0% CRR and we did not observe any safety events materially different from those observed in prior clinical trials. We are now enrolling the randomized phase of the trial. In addition, we have initiated LOTIS-9, a Phase 2 clinical trial of ZYNLONTA in combination with rituximab in previously untreated unfit or frail patients with DLBCL who are not eligible for R-CHOP. Finally, we have also initiated LOTIS-7, a Phase 1b clinical trial of ZYNLONTA in combination with other anti-cancer agents in patients with relapsed or refractory B-cell non-Hodgkin lymphoma. The first patient in this clinical trial has been dosed with ZYNLONTA in combination with polatuzumab vedotin.

We are committed to providing global access to ZYNLONTA to patients who may benefit from treatment. We entered an exclusive license agreement with Swedish Orphan Biovitrum AB (“Sobi”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Europe and all other jurisdictions outside of the U.S., Japan, greater China and Singapore. In Europe, the European Medicines Agency’s (“EMA’s”) Committee for Medicinal Products for Human Use (“CHMP”) adopted a positive opinion recommending the marketing authorization of ZYNLONTA for the treatment of relapsed or refractory DLBCL. We expect the European Commission marketing authorization decision by the fourth quarter of 2022, the timing of which may be affected by Sobi's pending appeal of the Committee for Orphan Medicinal Products’ preliminary recommendation to not uphold ZYNLONTA's previously granted orphan drug designation. In September 2021, ADC Therapeutics announced that the European Commission had granted orphan designation to loncastuximab tesirine which was subject to review at time of marketing authorization.
In Japan, we entered an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation (“MTPC”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications. In China, our joint venture with Overland Pharmaceuticals, Overland ADCT BioPharma (CY) Limited, is continuing to advance the development of ZYNLONTA and has completed enrollment in a pivotal Phase 2 clinical trial of single-agent ZYNLONTA for the treatment of relapsed or refractory DLBCL in China. This local pivotal study mirrors our ongoing global pivotal Phase 2 clinical trial of ZYNLONTA and its results are intended to support the potential registration of ZYNLONTA in China. In addition, the first patient has been dosed in China as part of our LOTIS-5 confirmatory Phase 3 clinical trial.
Our next clinical-stage product candidate, Cami, has demonstrated significant clinical activity across a broad population of heavily pre-treated patients with Hodgkin Lymphoma (“HL”), while maintaining a tolerability profile that we believe is manageable. We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL. Patients had a median of six lines of prior systemic therapy. As of November 1, 2021, interim data from 117 patients showed a 70.1% ORR and a 33.3% CRR and a tolerability profile that we believe is manageable. Patients who received Cami had a median DoR of 13.7 months for all responders, and a median DoR of 14.5 months for patients with a complete response.
We held a pre-BLA meeting in September 2022 and a Type C meeting with the FDA in late October. During the Type C meeting, the FDA provided strong guidance that, for it to consider an accelerated approval path, a randomized confirmatory Phase 3 study must be well underway and ideally fully enrolled at the time of any BLA filing for Cami. As a result, we will not file the BLA for Cami next year, as we estimate that it would take at least two years to fully enroll a randomized confirmatory Phase 3 study. We are engaged with the FDA in an ongoing and constructive dialogue regarding their guidance and the potential regulatory path forward, including the design and timing of the required confirmatory Phase 3 study. At this time, we are pausing any material investments in the Hodgkin lymphoma program. We will evaluate our options for Cami with a disciplined and strategic approach to resource allocation.
ADCT-901 is a novel, first-in-class candidate targeting KAAG-1 for the treatment of patients with advanced solid tumors. The Phase 1 trial is currently in dose escalation. We are conducting a Phase 1b trial for ADCT-601 (mipasetamab uzoptirine), targeting AXL, as a single agent and in combination with gemcitabine in patients with sarcoma and other selected advanced solid tumors. Finally, we are completing IND enabling work for our ADCT-701 (targeting DLK-1) and ADCT-212 (PSMA) programs.
Impact of the COVID-19 Pandemic
As the COVID-19 pandemic continues to evolve, we believe its impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by its severity and duration, its impact on the U.S. and global economies and the timing, the availability, acceptance and effectiveness of vaccines and treatments, particularly against emerging variants of the novel coronavirus, and the scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control, and as a result, the ultimate impact of the COVID-19 pandemic on our results of operations, cash flows and financial position for the remainder of 2022 and thereafter cannot be reasonably predicted. We are conducting our operations in compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate any negative impact of the COVID-19 pandemic on our operations. Our employees are meeting with investigators and site staff in person as allowed by institutions.
•Clinical Programs: We continue to closely monitor the potential effect of the COVID-19 pandemic on our clinical trials, as well as the supply of our product candidates and will work closely with our clinical trial sites, contract research organizations and contract manufacturing partners to mitigate any such impact. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
•Commercial Launch of ZYNLONTA: We have built our launch plans for ZYNLONTA specifically to mitigate to the best of our ability the impact of the ongoing COVID-19 pandemic. Our Commercial and Medical Affairs teams prepared for a hybrid launch. Face-to-face interactions with physicians are a key pillar of our continued success in driving the adoption of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA's differentiated product profile. Access to physicians continued to improve in the third quarter. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
Recent Developments
Recent Transactions
On August 15, 2022, pursuant to an exchange agreement with Deerfield Partners, L.P., and Deerfield Private Design Fund IV, L.P. (collectively, “Deerfield”), Deerfield exchanged USD 115.0 million aggregate principal amount of our senior secured convertible notes for warrants to purchase an aggregate of 4,412,840 common shares, an aggregate of 2,390,297 common shares and cash equal to USD 117.3 million. The warrants consist of warrants to purchase an aggregate of 2,631,578 common shares at an exercise price of USD 24.70 per share and warrants to purchase an aggregate of 1,781,262 common shares at an exercise price of USD 28.07 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time on or prior to May 19, 2025. The warrants contain customary anti-dilution adjustments and entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis.
On August 15, 2022, we drew down USD 120.0 million aggregate principal amount of secured term loans pursuant to a loan agreement and guaranty (the "Loan Agreement") with certain affiliates and/or funds managed by each of Oaktree Capital Management, L.P. and Owl Rock Capital Advisors LLC, as lenders, and Owl Rock Opportunistic Master Fund I, L.P., as administrative agent and collateral agent. We may draw up to two additional tranches, each up to USD 27.5 million principal amount of term loans before February 15, 2024, subject to satisfaction of certain customary conditions including compliance with our other material agreements for the incurrence of such debt. The secured term loans are scheduled to mature on August 15, 2029 and accrue interest at an annual rate of secured overnight financing rate ("SOFR") plus 7.50% per annum (with respect to SOFR loans) or a base rate plus 6.50% per annum with respect to alternative base rate ("ABR") loans for the first five years of the term loans, and thereafter, at an annual rate of SOFR plus 9.25% (with respect to SOFR loans) or a base rate plus 8.25% (with respect to ABR loans), in each case subject to a 1.00% per annum SOFR floor. We are obligated to pay certain exit fees upon certain prepayments and repayments of the principal amount of the term loans. In addition, we have the right to prepay the term loans at any time subject to certain prepayment premiums applicable until the August 15, 2026. The Loan Agreement also contains certain prepayment provisions, including mandatory prepayments from the proceeds from certain asset sales, casualty events and from issuances or incurrences of debt, which may also be subject to prepayment premiums if made on or prior to August 15, 2026. The obligations under the Loan Agreement are secured by substantially all of our assets and those of certain of our subsidiaries and are guaranteed initially by our subsidiaries in the United States and the United Kingdom. The Loan Agreement contains customary covenants, including a covenant to maintain qualified cash of at least USD 60.0 million plus an amount equal to any accounts payable that remain unpaid more than ninety days after the date of the original invoice therefor, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Loan Agreement also contains customary events of default, after which the term loan may become due and payable immediately, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (including creation of any liens other than those that are expressly permitted), bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and its subsidiaries and change in control. In connection with the loan agreement and guarantee, we issued to the lenders warrants to purchase an aggregate of 527,295 common shares. The warrants have an exercise price of USD 8.30 per share. Each warrant is exercisable, on a cash or a cashless basis, at the option of the holder at any time on or prior to August 15, 2032. The warrants contain customary anti-dilution adjustments and will entitle holders to receive any dividends or other distributions paid on the underlying common shares prior to their expiration on an as-exercised basis.

On August 15, 2022, we entered into a share purchase agreement with Owl Rock Opportunistic Master Fund II, L.P. and OR Opportunistic DL (C), L.P., pursuant to which, on September 6, 2022, we issued and sold to the purchasers an aggregate of 733,568 common shares at USD 8.52 per share for USD 6.1 million in net cash proceeds.

Clinical Program Updates

ZYNLONTA

LOTIS-5. On September 28, 2022, we announced the results of the safety run-in from LOTIS-5, a Phase 3 confirmatory clinical trial evaluating ZYNLONTA in combination with rituximab in patients with relapsed or refractory DLBCL who are ineligible for autologous stem cell transplant.

The 20 patients in the safety run‐in were a median age of 74.5 years (range 35‐93) and received a median of 1 prior line of therapy (range 1‐6). As of the February 28, 2022, data cutoff:

•The overall response rate by central review was 15/20 (75%). A total of 8/20 (40%) and 7/20 (35%) patients attained complete response and partial response, respectively.

•The most common all‐grade TEAEs, regardless of the relationship to the study treatment, were rash (5 25%), fatigue (4 20%), and increased gammaglutamyltransferase (4 20%). The most common grade ≥3 TEAEs were increased gammaglutamyltransferase (3 15%), increased alanine aminotransferase (2 10%), and neutropenia (2 10%).

In part 2 of the trial, approximately 330 patients will be randomized 1:1 to receive Lonca‐R or rituximab‐gemcitabine‐oxaliplatin (R‐GemOx).

Cami
We held a pre-BLA meeting in September 2022 and a Type C meeting with the FDA in late October. During the Type C meeting, the FDA provided strong guidance that, for it to consider an accelerated approval path, a randomized confirmatory Phase 3 study must be well underway and ideally fully enrolled at the time of any BLA filing for Cami. As a result, we will not file the BLA for Cami next year, as we estimate that it would take at least two years to fully enroll a randomized confirmatory Phase 3 study. We are engaged with the FDA in an ongoing and constructive dialogue regarding their guidance and the potential regulatory path forward, including the design and timing of the required confirmatory Phase 3 study. At this time, we are pausing any material investments in the Hodgkin lymphoma program. We will evaluate our options for Cami with a disciplined and strategic approach to resource allocation.

We discontinued enrollment in the Phase 1b clinical trial of Cami in combination with pembrolizumab for the treatment of solid tumors. The combination was an immune-based approach and intended to enhance the benefit of PD1. While we observed signals of immunomodulatory activity, the clinical data were not compelling enough to move forward. We recognize the considerable effort required to fully pursue the opportunity and intend to consider strategic alternatives including a partner for the future development of the program. As this combination was an immunotherapy approach and different from our other solid tumor programs, we do not see any read through to our other programs, which we continue to advance.

ADCT-602

On November 3, 2022 we announced an abstract submitted by MD Anderson for ADCT-602 that will be presented in an oral presentation at ASH in December 2022. The initial Phase 1 data show encouraging clinical activity. Additional details will be disclosed at the ASH congress.

Corporate Updates

On November 1, 2022, Peter Graham was appointed the Company’s Chief Legal Officer. Mr. Graham is a senior legal executive with over 25 years of legal, compliance and executive management experience in biotechnology, pharmaceutical and medical device companies. From 2010 until its sale to Halozyme Therapeutics, Inc. in 2022, Mr. Graham served as Executive Vice President, General Counsel, Chief Compliance Officer, Human Resources and Secretary of Antares Pharma, Inc., a commercial-stage specialty pharmaceutical and combination product company. Previously, he served as Executive Vice President, General Counsel, Chief Compliance Officer and Global Human Resources at Delcath Systems, Inc., a company with commercial operations in Europe focused on cancers of the liver. Earlier, Mr. Graham held leadership roles at ACIST Medical Systems, Inc., E-Z-EM, Inc., and AngioDynamics, Inc. Mr. Graham received his J.D. from Yeshiva University's Benjamin N.

Cardozo School of Law and his B.A. in Political Science from the University of Wisconsin-Madison. There are no family relationships between Mr. Graham and any of our directors or executive officers.

On November 1, 2022, Kristen Harrington-Smith was appointed the Company's Chief Commercial Officer. Ms. Harrington-Smith is a seasoned leader with over 20 years of experience in the pharmaceutical industry. Most recently, she has served as Chief Commercial Officer of Immunogen where she has been responsible for building the commercial organization and preparing for the launch of its first commercial product. Prior to that, she served as Vice President and Head, US Hematology at Novartis Pharmaceuticals, where she led the teams responsible for a portfolio of therapies in both malignant and non-malignant hematologic diseases including diffuse large B-cell lymphoma (DLBCL), acute myeloid leukemia, chronic myeloid leukemia, and myelodysplastic syndrome. In previous roles of increasing seniority at Novartis, Ms. Harrington-Smith was Vice President and Head, US CAR-T, responsible for the commercial launch of Kymriah®, the first CAR-T cell therapy for both DLBCL and acute lymphoblastic leukemia, building the management, sales, marketing, and market access teams, and supporting the launch of Gilenya® for the treatment of multiple sclerosis. Ms. Harrington-Smith received an MBA from the Kenan-Flagler Business School at the University of North Carolina and a BA from Williams College. There are no family relationships between Ms. Harrington-Smith and any of our directors or executive officers.
Results of Operations
Comparison of the Three Months Ended September 30, 2022 and 2021
The following table summarizes our results of operations for the three months ended September 30, 2022 and 2021:

	Three Months Ended September 30,
in KUSD	2022	2021	Change
Product revenues, net	21,321	13,147	8,174
License revenue	55,000	—	55,000
Total revenue	76,321	13,147	63,174

Operating expense
Cost of product sales	(1,295)	(502)	(793)
Research and development expenses	(41,676)	(36,805)	(4,871)
Selling and marketing expenses	(16,847)	(17,045)	198
General and administrative expenses	(19,617)	(16,587)	(3,030)
Total operating expense	(79,435)	(70,939)	(8,496)
Loss from operations	(3,114)	(57,792)	54,678

Other income (expense)
Financial income	273	16	257
Financial expense	(11,356)	(4,265)	(7,091)
Non-operating expense(1)	(37,122)	(9,363)	(27,759)
Total other expense	(48,205)	(13,612)	(34,593)
Loss before taxes	(51,319)	(71,404)	20,085
Income tax benefit (expense)	711	(145)	856
Net loss	(50,608)	(71,549)	20,941
(1) Prior to December 31, 2021, individual components of Non-operating expense were reported separately within the statement of operations. Prior periods have been recast to conform to the current period presentation. See Note 8, “Non-operating (expense) income” to the unaudited condensed consolidated interim financial statements for further information.

Notable items other than revenue from product sales and license revenue impacting the results of operations for the three months ended September 30, 2022 and 2021 included:

		Three Months Ended September 30,
in KUSD	P&L Classification	2022	2021	Change
Impairment of assets	Cost of product sales	767	—	767
Fair value adjustment of Facility Agreement derivatives	Non-operating expense	4,660	6,943	(2,283)
Loss on extinguishment	Non-operating expense	42,114	—	42,114
Fair value adjustment of senior secured term loans warrant obligation	Non-operating income	2,543	—	2,543
Fair value adjustment of Deerfield warrant obligation	Non-operating income	9,418	—	9,418
Share of Overland ADCT BioPharma net loss	Non-operating expense	2,130	2,210	(80)
Effective interest on the first and second tranche convertible loans	Financial expense	1,536	2,961	(1,425)
Effective interest on senior secured term loan facility	Financial expense	1,933	—	1,933
Cumulative catch-up adjustment of deferred royalty obligation	Financial expense	2,175	—	2,175
Accretion expense of deferred royalty obligation	Financial expense	5,669	1,246	4,423

Revenue
Product revenue
On April 23, 2021, we received accelerated approval from the FDA for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, our only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. Product revenues, net increased to USD 21.3 million for the three months ended September 30, 2022 from USD 13.1 million for the three months ended September 30, 2021, an increase of USD 8.2 million primarily due to higher sales volumes related to ZYNLONTA. Our revenue may fluctuate from period to period based on a number of factors including, but not limited to, patient demand, as well as the timing, dose and duration of patient therapy and customers’ buying patterns, including their building of inventory and gross-to-net deductions.
License revenue
During July 2022, we entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55 million, which was recorded as license revenue within the unaudited condensed consolidated interim statement of operations. See note 5, "Revenue recognition" to the unaudited condensed consolidated interim financial statements for further information.
Cost of sales
Cost of product sales increased to USD 1.3 million for the three months ended September 30, 2022 from USD 0.5 million for the three months ended September 30, 2021, an increase of USD 0.8 million primarily related to impairment charges associated with inventory manufactured using the Company's existing process at a new facility that did not meet our specifications. The specification issues did not, and are not expected to, impact the company’s ability to supply commercial product. Cost of product sales primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges and royalties paid to a collaboration partner based on net product sales of ZYNLONTA.
R&D expenses
The following table summarizes our R&D expenses for the three months ended September 30, 2022 and 2021:

	Three Months Ended September 30,
in KUSD	2022	2021	Change
External costs [1]	24,363	20,041	4,322
Employee expense [2]	17,313	16,764	549
R&D expenses	41,676	36,805	4,871
1 Includes depreciation expense
2 Includes share-based compensation expense

Our R&D expenses increased to USD 41.7 million for the three months ended September 30, 2022 from USD 36.8 million for the three months ended September 30, 2021, an increase of USD 4.9 million, or 13.2%. External costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program, advance Cami to support a BLA submission and build our pipeline. Employee expense increased primarily due to higher contract labor expenses.

The following table summarizes our R&D expenses for our major development programs for the three months ended September 30, 2022 and 2021:

	Three Months Ended September 30,
in KUSD	2022	2021 [1]	Change
ZYNLONTA	15,900	16,174	(274)
Cami	7,579	6,012	1,567
ADCT-602	293	539	(246)
ADCT-601	1,659	2,574	(915)
ADCT-901	1,250	1,897	(647)
ADCT-212	5,493	168	5,325
Preclinical product candidates and research pipeline	2,513	2,742	(229)
Not allocated to specific programs	2,680	2,388	292
Share-based compensation expense	4,309	4,311	(2)
R&D expenses	41,676	36,805	4,871
1 Prior to June 30, 2022, share-based compensation expense was allocated to the major development programs and preclinical product candidates and research pipeline. Prior to September 30, 2022, ADCT-212 was included in the Preclinical product candidates and research pipeline. Prior periods have been recast to conform to the current period presentation.
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
The increase in R&D expenses related to Cami was primarily due to higher CMC expenses as various development activities to support a BLA submission and ongoing clinical trial activity occurred during the three months ended September 30, 2022. This increase was partially offset by a decrease in clinical trial activity of the pivotal Phase 2 trial for HL.
The decrease in R&D expenses related to ADCT-601 was primarily related to lower CMC expenses partially offset by higher clinical expenses.
The decrease in R&D expenses related to ADCT-901 was primarily due to lower CMC and clinical expenses.
The increase in R&D expenses related to ADCT-212 was primarily due to higher manufacturing expenses related to IND-enabling work during the three months ended September 30, 2022.
S&M expenses
The following table summarizes our S&M expenses for the three months ended September 30, 2022 and 2021:

	Three Months Ended September 30,
in KUSD	2022	2021	Change
External costs [1]	8,236	7,973	263
Employee expense [2]	8,611	9,072	(461)
S&M expenses	16,847	17,045	(198)
1 Includes depreciation expense for Property, plant and equipment for the three months ended September 30, 2022. All other depreciation expense was not material for the three months ended September 30, 2022. All depreciation expense was not material for the three months ended September 30, 2021.
2 Includes share-based compensation expense.
Our S&M expenses decreased to USD 16.8 million for the three months ended September 30, 2022 from USD 17.0 million for the three months ended September 30, 2021, a decrease of USD 0.2 million, or 1.2% primarily due to lower employee expense due to lower share-based compensation expense. External costs increased for the three months ended September 30, 2022 primarily as a result of higher expenses relating to the commercial launch of ZYNLONTA.

G&A expenses
The following table summarizes our G&A expenses for the three months ended September 30, 2022 and 2021:

	Three Months Ended September 30,
in KUSD	2022	2021	Change
External costs [1]	5,020	4,599	421
Employee expense [2]	14,597	11,988	2,609
G&A expenses	19,617	16,587	3,030
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses increased to USD 19.6 million for the three months ended September 30, 2022 from USD 16.6 million for the three months ended September 30, 2021, an increase of USD 3.0 million, or 18.3%. Employee expense for the three months ended September 30, 2022 increased to USD 14.6 million primarily related to USD 1.3 million of executive compensation associated with the CEO transition and higher share-based compensation expense. External costs for the three months ended September 30, 2022 was primarily due to higher professional expenses.
Other income (expense)
The following table summarizes our other income for the three months ended September 30, 2022 and 2021:

	Three Months Ended September 30,
in KUSD	2022	2021	Change
Financial income	273	16	257
Financial expense	(11,356)	(4,265)	(7,091)
Non-operating expense	(37,122)	(9,363)	(27,759)
Total other expense	(48,205)	(13,612)	(34,593)
Financial income
Our financial income for the three months ended September 30, 2022 was KUSD 273 as compared to KUSD 16 for the three months ended September 30, 2021 due to higher yields received on our cash deposits.
Financial expense
Our financial expense increased to USD 11.4 million for the three months ended September 30, 2022 from USD 4.3 million for the three months ended September 30, 2021. The increase was primarily due to interest expense related to the accretion of our deferred royalty obligation with HCR. The deferred royalty obligation with HCR was entered into during August 2021. Our accounting of these expenses is explained in note 19, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements.
Non-operating expense
Convertible loans, derivatives, change in fair value (expense) income
Changes in convertible loans, derivatives, change in fair value was an expense of USD 4.7 million and USD 6.9 million for the three months ended September 30, 2022 and 2021, respectively. Pursuant to the Facility Agreement with Deerfield, we drew down the first and second tranches of the convertible loans amounting to USD 65.0 million and USD 50.0 million on May 19, 2020 and May 17, 2021, respectively. The increases in fair values of the embedded derivatives are primarily due to increases in the fair value of the underlying shares during the respective periods. Our accounting for these changes in our derivative fair values is explained in note 15, “Convertible loans” to the unaudited condensed consolidated interim financial statements.
Loss on debt extinguishment
As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 42.1 million for the three months ended September 30, 2022, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date. See note 15, “Convertible loans,” note 16, “Deerfield warrants” and note 17 “Equity” for further information on this transaction.
Senior secured term loans and warrants
The Company has accounted for the first tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The income of USD 2.5 million as a result of changes in the warrant obligation for the three months ended September 30, 2022 was primarily due to the decrease in fair value of the underlying shares since August 15, 2022. Our accounting for these changes in the fair value of our warrant obligation is explained in note 14, "Senior secured term loan facility and warrants" to the unaudited condensed consolidated interim financial statements.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to Deerfield to purchase an aggregate of 4,412,840 common shares. The Deerfield warrants obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The income of USD 9.4 million as a result of changes in the warrants obligation for the three months September 30, 2022 was primarily due to the decrease in fair value of the underlying shares since August 15, 2022. Changes in fair value of the Deerfield warrants obligation are explained in note 16, "Deerfield warrants" to the unaudited condensed consolidated interim financial statements.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 2.1 million and USD 2.2 million for the three months ended September 30, 2022 and 2021, respectively. See note 12, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.
Income tax expense
We recorded an income tax benefit of KUSD 711 and income tax expense of KUSD 145 for the three months ended September 30, 2022 and 2021, respectively. The income tax benefit is significantly less than the loss before taxes effected at the blended statutory rate due to the fact that the Company does not recognize current or deferred income taxes in connection with its Swiss operations. The Company does not expect to be able to realize the benefit of its tax loss carryforwards for Swiss corporate income tax purposes, and, therefore, we have not recognized deferred tax assets in our financial statements. Further, the Company does not generate or pay current income taxes in Switzerland.

The Company’s income tax benefit recorded during the three months ended September 30, 2022 is driven by its U.S. operations. Generally, current income tax is recorded primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax.

In estimating future taxable income, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

Comparison of the Nine Months Ended September 30, 2022 and 2021
The following table summarizes our results of operations for the nine months ended September 30, 2022 and 2021:

	For the Nine Months Ended September 30,
in KUSD	2022	2021	Change
Product revenues, net	55,110	16,907	38,203
License revenue	85,000	—	85,000
	140,110	16,907	123,203
Operating expense
Cost of product sales	(4,090)	(623)	(3,467)
Research and development expenses	(139,165)	(115,510)	(23,655)
Selling and marketing expenses	(52,876)	(46,177)	(6,699)
General and administrative expenses	(56,868)	(53,536)	(3,332)
Total operating expense	(252,999)	(215,846)	(37,153)
Loss from operations	(112,889)	(198,939)	86,050

Other income (expense)
Financial income	18,597	46	18,551
Financial expense	(29,374)	(8,820)	(20,554)
Non-operating (expense) income (1)	(10,805)	12,560	(23,365)
Total other (expense) income	(21,582)	3,786	(25,368)
Loss before taxes	(134,471)	(195,153)	60,682
Income tax benefit (expense)	2,828	(492)	3,320
Net loss	(131,643)	(195,645)	64,002
(1) Prior to December 31, 2021, individual components of Non-operating (expense) income were reported separately within the statement of operations. Prior periods have been recast to conform to the current period presentation. See Note 8, “Non-operating (expense) income” to the unaudited condensed consolidated interim financial statements for further information.

Notable items other than revenue from product sales and license revenue impacting the results of operations for the nine months ended September 30, 2022 and 2021 included:

		Nine Months Ended September 30,
in KUSD	P&L Classification	2022	2021	Change
Impairment of assets	Cost of product sales	2,629	—	2,629
Share-based compensation	R&D expenses	14,097	12,867	1,230
Share-based compensation	S&M expenses	5,585	7,114	(1,529)
Share-based compensation	G&A expenses	22,611	27,035	(4,424)
Fair value adjustment of Facility Agreement derivatives	Non-operating income	25,650	16,279	9,371
Loss on extinguishment	Non-operating expense	42,114	—	42,114
Fair value adjustment of senior secured term loan warrant obligation	Non-operating income	2,543	—	2,543
Fair value adjustment of Deerfield warrant obligation	Non-operating income	9,418	—	9,418
Share of Overland ADCT BioPharma net loss	Non-operating expense	6,549	3,906	2,643
Effective interest on first and second tranche convertible loans	Financial expense	7,684	7,393	291
Effective interest senior secured term loan facility	Financial expense	1,933	—	1,933
Cumulative catch-up adjustment of deferred royalty obligation	Financial income	18,288	—	18,288
Cumulative catch-up adjustment of deferred royalty obligation	Financial expense	2,255	—	2,255
Accretion expense of deferred royalty obligation	Financial expense	17,356	1,246	16,110
Revenue
Product revenues

On April 23, 2021, we received accelerated approval from the FDA for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. Product revenues, net increased to USD 55.1 million for the nine months ended September 30, 2022, from USD 16.9 million for the nine months ended September 30, 2021, an increase of USD 38.2 million, due to a full nine months of sales activity in 2022. Our revenue may fluctuate from period to period based on a number of factors including, but not limited to, patient demand, as well as the timing, dose and duration of patient therapy and customers’ buying patterns, including their building of inventory and gross-to-net deductions.

License revenue
On January 18, 2022, we entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, we received an upfront payment of USD 30.0 million. During July 2022, we entered into an exclusive license agreement with Sobi for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the U.S., greater China, Singapore and Japan. Under the terms of the agreement, the Company received an upfront payment of USD 55.0 million. Both of these items were recorded as license revenue within the unaudited condensed consolidated interim statement of operations. See note 5, "Revenue recognition" to the unaudited condensed consolidated interim financial statements for further information.

Cost of sales
Cost of product sales increased to USD 4.1 million for the nine months ended September 30, 2022 from USD 0.6 million for the nine months ended September 30, 2021, an increase of USD 3.5 million primarily associated with USD 2.5 million of impairment charges, of which USD 1.7 million related to the manufacturing of antibodies that did not meet our specifications. In addition, an increase of USD 0.8 million was associated with inventory manufactured using the Company's existing process at a new facility that did not meet our specifications. The specification issues did not, and are not expected to, impact the company’s ability to supply commercial product. In addition, cost of product sales increased due to a full nine months of sales activity in 2022 as compared to the comparable period in 2021 due to the commencement of ZYNLONTA sales in May 2021. Cost of product sales primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, impairment charges and royalties paid to a collaboration partner based on net product sales of ZYNLONTA.
R&D expenses
The following table summarizes our R&D expenses for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
in KUSD	2022	2021	Change
External costs [1]	83,706	66,330	17,376
Employee expense [2]	55,459	49,180	6,279
R&D expenses	139,165	115,510	23,655
1 Includes depreciation expense
2 Includes share-based compensation expense

Our R&D expenses increased to USD 139.2 million for the nine months ended September 30, 2022 from USD 115.5 million for the nine months ended September 30, 2021, an increase of USD 23.7 million, or 20.5%. As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 7,049 of previously recorded impairment charges during the nine months ended September 30, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. External costs increased primarily as a result of higher chemistry, manufacturing and controls ("CMC") expense due to manufacturing activities to support the ADCT-212 program, as well as our continued clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy, advance Cami to support a BLA submission and build our pipeline. Employee expense increased primarily due to higher contract labor, wages and benefits and share-based compensation expense.

The following table summarizes our R&D expenses for our major development programs for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
in KUSD	2022	2021 [1]	Change
ZYNLONTA	56,065	50,979	5,086
Cami	25,957	23,396	2,561
ADCT-602	871	1,330	(459)
ADCT-601	6,101	7,903	(1,802)
ADCT-901	3,939	5,794	(1,855)
ADCT-212	15,040	555	14,485
Preclinical product candidates and research pipeline	8,424	6,655	1,769
Not allocated to specific programs	8,671	6,031	2,640
Share-based compensation	14,097	12,867	1,230
R&D expenses	139,165	115,510	23,655
1 Prior to June 30, 2022, share-based compensation expense was allocated to the major development programs and preclinical product candidates and research pipeline. Prior to September 30, 2022, ADCT-212 was included in the Preclinical product candidates and research pipeline. Prior periods have been recast to conform to the current period presentation.
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed KUSD 7,049 of previously recorded impairment charges during the nine months ended September 30, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. R&D expenses related to ZYNLONTA increased due to the undertaking of clinical trials to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy, which was partially offset by lower CMC expenses due to the absence of pre-launch commercial supply activities that were performed during the nine months ended September 30, 2021.
The increase in R&D expenses related to Cami was primarily due to higher personnel costs and CMC expenses as various development activities to support a BLA submission and ongoing clinical trial activity occurred during the nine months ended September 30, 2022. This increase was partially offset by a decrease in clinical trial activity of the pivotal Phase 2 trial for HL.
The decrease in R&D expenses related to ADCT-601 was primarily due to lower CMC expenses partially offset by higher clinical expenses.
The decrease in R&D expenses related to ADCT-901 was primarily due to lower CMC and preclinical expenses incurred in the nine months ended September 30, 2021.
The increase in R&D expenses related to ADCT-212 was primarily due to higher manufacturing expenses related to IND-enabling work during the nine months ended September 30, 2022.

S&M expenses
The following table summarizes our S&M expenses for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
in KUSD	2022	2021	Change
External costs [1]	26,406	18,989	7,417
Employee expense [2]	26,470	27,188	(718)
S&M expenses	52,876	46,177	6,699
1 Includes depreciation expense for Property, plant and equipment for the nine months ended September 30, 2022. All other depreciation expense was not material for the nine months ended September 30, 2022. All depreciation expense was not material for the nine months ended September 30, 2021.

2 Includes share-based compensation expense.
Our S&M expenses increased to USD 52.9 million for the nine months ended September 30, 2022 from USD 46.2 million for the nine months ended September 30, 2021, an increase of USD 6.7 million, or 14.5%. The increase was primarily due to increased professional expenses relating to the commercial launch of ZYNLONTA. This increase during the nine months ended September 30, 2022 was partially offset by lower employee expenses primarily due to lower share-based compensation expense.

G&A expenses
The following table summarizes our general and administrative expenses for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
in KUSD	2022	2021	Change
External costs [1]	18,539	15,204	3,335
Employee expense [2]	38,329	38,332	(3)
G&A expenses	56,868	53,536	3,332
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses increased to USD 56.9 million for the nine months ended September 30, 2022 from USD 53.5 million for the nine months ended September 30, 2021, an increase of USD 3.3 million, or 6.2%. External costs increased primarily due to higher professional fees, including the fees associated with the license agreement entered into with MTPC. Employee expense for the nine months ended September 30, 2022 remained virtually flat at USD 38.3 million primarily as a result of lower share-based compensation expense offset by higher wages and benefits, including USD 1.3 million of executive compensation associated with the CEO transition.
Other income (expense)
The following table summarizes our other income and expense for the nine months ended September 30, 2022 and 2021:

	Nine Months Ended September 30,
in KUSD	2022	2021	Change
Other income (expense)
Financial income	18,597	46	18,551
Financial expense	(29,374)	(8,820)	(20,554)
Non-operating (expense) income	(10,805)	12,560	(23,365)
Total other (expense) income	(21,582)	3,786	(25,368)

Financial income
Our financial income increased to KUSD 18,597 for the nine months ended September 30, 2022 from KUSD 46 for the nine months ended September 30, 2021. The increase was primarily related to the cumulative catch-up adjustment associated with the deferred royalty obligation with HCR based on the Company's 2022 strategic planning decisions including updated development plans and updated valuation model during the first quarter of 2022. See note 19, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements.
Financial expense
Our financial expense increased to USD 29.4 million for the nine months ended September 30, 2022 from USD 8.8 million for the nine months ended September 30, 2021. The increase was primarily due to interest expense related to the accretion of our deferred royalty obligation with HCR and senior secured term loans, calculated at their respective implied effective interest rate, as well as a USD 2.2 million cumulative catch-up adjustment related to our deferred royalty obligation. The deferred royalty obligation with HCR was entered into during August 2021 and the senior secured term loan facility was entered into during August 2022. Our accounting of these expenses is explained in note 19, “Deferred royalty obligation”, note 14, "Senior secured term loan facility and warrants" and note 15, “Convertible loans” to the unaudited condensed consolidated interim financial statements.
Non-operating (expense) income
Convertible loans, derivatives, change in fair value income (expense)
Changes in convertible loans, derivatives, change in fair value was income of USD 25.7 million and USD 16.3 million for the nine months ended September 30, 2022 and 2021, respectively. Pursuant to the Facility Agreement with Deerfield, we drew down the first and second tranches of the convertible loans amounting to USD 65.0 million and USD 50.0 million on May 19, 2020 and May 17, 2021, respectively. The decreases in fair values of the embedded derivatives are primarily due to decreases in the fair value of the underlying shares during the respective periods. Our accounting for these changes in derivative fair values is explained in note 15, “Convertible loans” to the unaudited condensed consolidated interim financial statements.
Loss on debt extinguishment
As a result of the exchange agreement, the Company recognized a loss on extinguishment of USD 42.1 million for the nine months ended September 30, 2022, which primarily consists of the difference between the aggregate principal amount and carrying value of the convertible loans, exit fee, as well as the unpaid interest payments through the maturity date. See note 15, “Convertible loans,” note 16, “Deerfield warrants” and note 17 “Equity” for further information on this transaction.
Senior secured term loans and warrants
The Company has accounted for the first tranche of the senior secured term loan and warrants as one hybrid financial instrument, with the USD 120.0 million proceeds separated into two components: a warrant obligation and a loan. The warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The income of USD 2.5 million as a result of changes in the warrant obligation for the nine months ended September 30, 2022 was primarily due to the decrease in fair value of the underlying shares since August 15, 2022. Our accounting for these changes in the fair value of our warrant obligation is explained in note 14, "Senior secured term loan facility and warrants" to the unaudited condensed consolidated interim financial statements.
Deerfield warrant obligation, change in fair value income
Pursuant to an exchange agreement with Deerfield entered into on August 15, 2022, the Company issued warrants to Deerfield to purchase an aggregate of 4,412,840 common shares. The Deerfield warrant obligation has been recorded at its initial fair value at the time the agreement was entered into on August 15, 2022 and is remeasured to fair value on a quarterly basis. The income of USD 9.4 million as a result of changes in the warrant obligation for the three months September 30, 2022 was primarily due to the decrease in fair value of the underlying shares since August 15, 2022. Changes in fair value of the Deerfield warrant obligation are explained in note 16, "Deerfield warrants" to the unaudited condensed consolidated interim financial statements.

Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 6.5 million and USD 3.9 million for the nine months ended September 30, 2022 and 2021, respectively. Our share of ADCT BioPharma's net loss increased due to higher clinical trial activity at ADCT BioPharma. See note 12, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.
Income tax expense
We recorded an income tax benefit of KUSD 2,828 and income tax expense of KUSD 492 for the nine months ended September 30, 2022 and 2021, respectively. On the basis of our projections of future taxable income, we recognized KUSD 7,550 of a deferred income tax benefit related to temporary differences associated with our U.S. subsidiary during the nine months ended September 30, 2022. The net income tax benefit recorded is primarily the result of a current income tax benefit derived in the U.S. from its foreign-derived intangible income deduction. This benefit reduces our effective rate from the statutory rate of 21% in the U.S. We did not recognize any deferred tax assets in connection with our U.S. operations prior to December 31, 2021. Our current income tax expense was KUSD 4,722 and KUSD 492 for the nine months ended September 30, 2022 and 2021, respectively, and is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to our parent company in Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax.
In estimating future taxable income, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.
Liquidity and Capital Resources
Since inception, we have incurred significant net losses. To date, we have financed our operations primarily through equity financings, including our initial public offering and follow-on offering, convertible debt and senior secure term loan financings and additional funds provided by collaborations and royalty financings. As of September 30, 2022, we had cash and cash equivalents of USD 380.9 million. We have an at-the-market (“ATM”) offering program, pursuant to which we may sell our common shares with an aggregate offering price of up to USD 200.0 million. There have been no shares sold under the ATM program to date. In addition, under the Loan Agreement, we may draw up to two additional tranches, each up to USD 27.5 million principal amount of term loans before February 15, 2024, subject to satisfaction of certain customary conditions including compliance with our other material agreements for the incurrence of such debt. We plan to continue to fund our operating needs through our existing cash and cash equivalents, revenues from the sale of ZYNLONTA, potential milestone and royalty payments under our licensing agreements and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations. We are also continuously engaged in discussions to establish value-maximizing strategic collaborations, business combinations, acquisitions, licensing opportunities or similar strategies for clinical development and commercialization of ZYNLONTA and/or our product candidates.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, interest and principal payments on debt obligations and other operating expenses. We expect to incur substantial expenses in connection with the advancement of clinical trials, including pivotal and confirmatory clinical trials, regulatory submissions for our products, product candidates and research pipeline, and the commercialization of ZYNLONTA. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation.

Cash Flows
Comparison of the Nine Months Ended September 30, 2022 and 2021
The following table summarizes our cash flows for the nine months ended September 30, 2022 and 2021:

(in KUSD)	Nine months ended September 30,
Net cash (used in) provided by:	2022	2021	Change
Operating activities	(84,697)	(171,747)	87,050
Investing activities	(2,391)	(5,843)	3,452
Financing activities	1,855	268,612	(266,757)
Net change in cash and cash equivalents	(85,233)	91,022	(176,255)
Net cash used in operating activities
Net cash used in operating activities decreased to USD 84.7 million for the nine months ended September 30, 2022 from USD 171.7 million for the nine months ended September 30, 2021, a decrease of USD 87.1 million, or 50.7%. The decrease was primarily due to the receipt of the USD 30 million upfront payment from MTPC, the receipt of the USD 55 million upfront payment from Sobi and increases in the cash received from the sale of ZYNLONTA partially offset by increased cash expenditures in the period related to operating expenses in advancing development of our pipeline and the continued commercialization of ZYNLONTA.
Net cash used in investing activities
Net cash used in investing activities decreased to USD 2.4 million for the nine months ended September 30, 2022 from USD 5.8 million for the nine months ended September 30, 2021, a decrease of USD 3.5 million, or 59.1%. The decrease was primarily due to lower capital expenditures and lower intangible asset acquisitions during the nine months ended September 30, 2022. See note 11, “Intangible assets” to the unaudited condensed consolidated interim financial statements for further information.
Net cash provided by financing activities
Net cash provided by financing activities was USD 1.9 million for the nine months ended September 30, 2022 compared to USD 268.6 million for the nine months ended September 30, 2021. For the nine months ended September 30, 2022, we drew down USD 120.0 million principal amount of term loans under the Loan Agreement prior to transaction costs paid of USD 5.5 million during the three months ended September 30, 2022. In addition, we received USD 6.1 million of proceeds, net of transaction costs paid during the three months ended September 30, 2022, from the issuance of shares under the share purchase agreement. Additionally, we exchanged our senior secured convertible notes pursuant to the exchange agreement with Deerfield, resulting in USD 118.1 million (including exit fees and transaction costs) being used. See note 14, "Senior secured term loan facility and warrants", note 15, "Convertible loans", note 16, "Deerfield warrants" and note 17, "Equity" to the unaudited condensed consolidated interim financial statements for further information. During the nine months ended September 30, 2021, the Company received net proceeds of USD 219.3 million from the sale and purchase agreement associated with our deferred royalty obligation with HCR and receipt of the second tranche of convertible loans under the Facility Agreement of USD 49.6 million.
Operating Capital Requirements
As of September 30, 2022, we had cash and cash equivalents of USD 380.9 million. Based on our current business plan, we believe that our existing cash and cash equivalents, forecasted revenue from ZYNLONTA, receipt of forecasted royalty and milestone payments under our license agreements and royalty purchase agreement with HCR will enable us to fund our operating expenses and capital expenditure requirements into early 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2021 and our subsequent filings with the SEC, as well as actual versus forecast demand for ZYNLONTA and amounts that we receive under our license and collaboration agreements. In addition, we may seek to raise additional capital through debt and equity financings, license agreements and other arrangements and combinations thereof that we believe are in our best interest.

Off-Balance Sheet Arrangements
As of September 30, 2022 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.
Quantitative and Qualitative Disclosures about Market Risk
During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in our Annual Report on Form 20-F for the year ended December 31, 2021 titled “Item 11. Quantitative and Qualitative Disclosures About Market Risk” with the exception of a hypothetical 100 basis point increase (decrease) in our interest rate as of September 30, 2022. A hypothetical 100 basis point increase (decrease) in the interest rate as of September 30, 2022 would have increased (decreased) the effective interest associated with our senior secured term loan facility by KUSD 272 and (KUSD 273), respectively.
We do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.
Critical Accounting Policies and Significant Judgments and Estimates

In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2021. There have been no material changes to the significant accounting policies other than those described in note 3, "Significant accounting policies". In addition, significant judgements were required in determining the fair value of our warrant obligations as set out in note 14 “Senior secured term loan facility and warrants” and note 16 ”Deerfield warrants,” including the selection of the valuation methodology to use, as well as determining the underlying valuation assumptions.
Recent Accounting Pronouncements
See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements.
Cautionary Statement Regarding Forward-Looking Statements
This discussion contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.
Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in our Annual Report on Form 20-F for the period ended December 31, 2021 titled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC. These forward-looking statements include, among others:

•our expectations regarding revenues derived from sales of ZYNLONTA;
•the commencement, timing, progress and results of our R&D programs, preclinical studies and clinical trials;

•the timing of investigational new drug application (“IND”), BLA, sBLA, marketing authorization application (“MAA”) and other regulatory submissions with the FDA, the European Medicines Agency (“EMA”) or comparable regulatory authorities in other jurisdictions;
•the proposed development pathway for ZYNLONTA and Cami, and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval by the FDA, EMA or comparable regulatory authorities in other jurisdictions;
•assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our products and product candidates;
•the timing of and our ability to obtain and maintain regulatory approval for our product and product candidates;
•our plan for the commercialization of ZYNLONTA and, if approved, for Cami;
•the manufacture and supply of our products and product candidates;
•our expectations regarding the size of the patient populations amenable to treatment with our products and, if approved, product candidates, as well as the treatment landscape of the indications that we are targeting with our products and product candidates;
•assumptions relating to the rate and degree of market acceptance of ZYNLONTA and any other approved products;
•the pricing and reimbursement of ZYNLONTA and any other approved products;
•our ability to identify and develop additional product candidates;
•the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our estimates of our expenses, revenues, capital requirements, cash runway and need for or ability to obtain additional financing;
•our ability to raise capital when needed in order to continue our R&D programs or commercialization efforts;
•our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our products and product candidates, and the scope of such protection;
•ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•our expectations regarding the impact of the COVID-19 pandemic;
•our expectations regarding the impact of the current conflict between Russia and Ukraine, including resulting sanctions and changes in commodities prices, on our business and industry and the financial markets;
•our expectations regarding the impact of inflation and other market risks;
•our ability to attract and retain qualified key management and technical personnel;
•our expectations regarding the effectiveness of our internal controls over financial reporting; and

•our expectations regarding the time during which we will be a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in our Annual Report on Form 20-F for the year ended December 31, 2021 entitled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.